File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	20 January 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	2

03003313

SUPPL

SCA

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

03 JAN 21 AM 7:21

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA divests minority interest in Metsä Tissue"**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Annette Sporrong

Peter Nyquist / Annette Sporrong

Encl.

dlw 1/27

INFORMATION

File No 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

SCA

SCA divests minority interest in Metsä Tissue

SCA has chosen to sell its minority shareholding (19.3%) in Metsä Tissue to the main owner M-Real at a price corresponding to EUR 12.30 per share. As a result of the divestment, SCA capitalizes assets totalling EUR 71 M, corresponding to SEK 650 M.

The block of shares now being divested was acquired by SCA prior to the agreements in 2000 with M-Real, whereby M-Real acquired SCA's holding in Modo Paper and SCA acquired M-Real's transport packaging operations as well as M-Real's majority shareholding (65.6%) in Metsä Tissue. In January 2001, the EU Commission decided not to approve SCA's acquisition of Metsä Tissue and consequently the acquisition of M-Real's majority shareholding was automatically cancelled.

As a result of the divestment, SCA will report a capital gain totalling EUR 5.4 M, corresponding to SEK 50 M. SCA's earnings in the first quarter of 2003 will be affected positively by an additional approximately SEK 150 M attributable to the reversal of the provision made in spring 2001 to cover, among other items, any future costs in conjunction with the divestment of the minority shareholding.

Stockholm, 20 January 2003

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information please contact:

Jan Åström, President and CEO. Phone +46 70-586 07 01
Peter Nyquist, Senior Vice President Communications and Investor Relations. Phone +46 70-575 29 06